FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information [redacted] under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enfo[redacted]ation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be [redacted] ich of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company exc[redacted]ir authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory au[redacted]ation is filed, at the address(es) or telephone number(s) set out on the back of this report.

02060561

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PALLAUM MINERALS LTD.

12g 82-2301

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 20 MONTH 11 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX [redacted] **OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME: FORD

GIVEN NAMES: STANLEY R.

NO. STREET APT: 1000 - 355 BURRARD STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6C2G8

BUSINESS TELEPHONE NUMBER: 604 - 687 - 5257

BUSINESS FAX NUMBER: 604 - 687 - 0384

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☐ ONTARIO
- ☒ BRITISH COLUMBIA
- ☐ QUÉBEC
- ☐ MANITOBA
- ☐ SASKATCHEWAN
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA

+SEC

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Date (Day/Month/Year)	(C) Nature	(C) Number/value acquired	(C) Number/value disposed of	(C) Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership is indirect or where control or direction is exercised
WARRANTS	2560000							2560000	1	
OPTIONS	0	04/12/02	50	450000		.15		450000	2	INT'L ROYALTIES
COMMON	1696686	05/12/02	10		50000	.07		1646686	1	
		05/12/02	10		20000	.07		1626686	1	
		05/12/02	10		18000	.07		1608686	1	
COMMON	48538							48538	2	INT'L ROYALTIES

2 DEC 13 AM 9:10

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I own 100% of International Royalties Corp

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): STAN FORD

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 12 MONTH 12 YEAR 02